Mail Stop 3561

July 1, 2008

Via Fax & U.S. Mail

Mr. Thomas M. Ringo
Chief Financial Officer
19245 Tenth Avenue NE
Poulsbo, Washington 98370

      Re: **Pope Resources, A Delaware Limited Partnership**
               Form 10-K for the year ended December 31, 2007
               Filed March 11, 2008
               File No. 001-09035

Dear Mr. Ringo:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant

VIA FACSIMILE (360) 697-1476
Mr. Thomas M. Ringo
Chief Financial Officer